Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

April 8, 2013

VIA EDGAR AND BY HAND

Michael McTiernan

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Re:	Altisource Residential Corporation
Amendment No. 1 to Registration Statement on
Form S-11 (File No. 333-187318)

Dear Mr. McTiernan:

On behalf of our client, Altisource Residential Corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on March 15, 2013.

The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of April 1, 2013 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments. For the Staff’s convenience, the Company has restated in this letter each of the Comments in the Comment Letter. Each of the numbered paragraphs below corresponds to the numbered Comment in the Comment Letter and includes the caption used in the Comment Letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Amendment. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the Amendment.

General

1.	We note that you have not yet identified any specific investments to be acquired with the net proceeds of the offering and that you intend to elect to be taxed as a REIT. Please tell us whether your sponsor or its affiliates have previously sponsored other programs with similar investment objectives. If so, please include prior performance disclosure regarding these prior programs in accordance with Industry Guide 5, or tell us why you believe Industry Guide 5 is not applicable.

Michael McTiernan

Securities and Exchange Commission

April 8, 2013

The Company advises the Staff that neither the Company’s asset manager, AAMC, nor its former parent, Altisource, has ever sponsored other programs with similar investment objectives, as contemplated by Industry Guide 5. Accordingly, no prior performance information has been included in the Registration Statement.

2.	We note that your entire loan portfolio was acquired by your loan servicer from a “large money center commercial banking institution.” Please identify the originator of your loan portfolio.

The Company has revised the disclosure on pages 7 and 64 in response to the Staff’s Comment.

3.	We note that Altisource will provide construction management, leasing and property management services. Please provide a more detailed discussion of Altisource’s capabilities with respect to these services. For example, please disclose the services Altisource will provide through its own employees and the services that will be provided by vendors. To the extent material services are provided by Altisource employees, please disclose the number and locations of Altisource employees. With respect to its “nationwide vendor network”, please disclose whether Altisource has continuing service agreements with these vendors or whether they engage vendors on a job-by-job basis. Please also describe in more detail Altisource’s “infrastructure.”

The Company has revised the disclosure on pages 2, 5, 6, 62, 63 and 69 in response to the Staff’s Comment. The Company has not included in the disclosure the number and locations of all of Altisource’s employees. Altisource has nearly 6,000 employees, most of whom will not provide services to the Company. The primary operational services to be provided by Altisource, including renovation management, lease management and property management services, are expected to be provided by Altisource’s nationwide vendor network. Management of these services is directed by twelve Altisource employees, with supplemental support from Altisource’s field services business. Information regarding these employees has been included on pages 2 and 69 of the Amendment.

4.	Please update the status of your preliminary bids to acquire additional loans. To the extent the loans are acquired, please update your loan portfolio data.

The Company advises the Staff that it has completed the acquisitions of the two additional loan portfolios that were the subject of the preliminary bids. The Company has revised the disclosure on pages 7, 49, 64, 65 and 66 to reflect these acquisitions.

5.	Please tell us why you believe that Item 506 of Regulation S-K dilution disclosure is not required. We note you had a loss for your only reporting period.

The Company has revised the disclosure on page 47 to include the information required by Item 506 of Regulation S-K.

Initial Portfolio, page 62

6.	We refer to the table on page 63. Please revise to clarify the basis for the estimated market values used to calculate the weighted average market LTV. In addition, please also provide an LTV based on your aggregate purchase price.

The Company has revised the disclosure on pages 64 and 65 in response to the Staff’s Comment.

Michael McTiernan

Securities and Exchange Commission

April 8, 2013

7.	If known, please provide data regarding the age of the underlying properties.

The Company has revised the disclosure on pages 64 and 65 in response to the Staff’s Comment.

Conflicts of Interest, page 125

8.	Please revise to identify each underwriter that has a material relationship with you and state, with specificity, the nature of the relationship. Refer to Item 508(a) of Regulation S-K.

The Company has revised the disclosure on page 127 in response to the Staff’s Comment. If in the future additional underwriters are added to the syndicate, the Company will identify any additional underwriters that have a material relationship with the Company in a subsequent amendment to the Registration Statement and will state, with specificity, the nature of the relationship.

Exhibit Index

9.	We note that you will be filing certain exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

The Company has provided supplementally with this response letter drafts of the legal and tax opinions for the Staff’s review.

***************

Please telephone the undersigned at (212) 310-8870 if you have any questions or need additional information.

Sincerely,

/s/ Jennifer A. Bensch

Jennifer A. Bensch

cc:

Ashish Pandey

Stephen H. Gray

Altisource Residential Corporation

c/o Altisource Asset Management Corporation

402 Strand Street

Frederiksted, United States Virgin Islands 00840-3531

Folake Ayoola

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Michael McTiernan

Securities and Exchange Commission

April 8, 2013

Myles Pollin

Edward F. Petrosky

James O’Connor

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019